OppenheimerFunds, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

February 1, 2013

The Board of Trustees

Oppenheimer Global Real Estate Fund

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OppenheimerFunds, Inc. (“OFI”) has purchased 6,000 Class A shares, 1,000 Class C shares, 1,000 Class N shares, 1,000 Class Y share and 1,000 Class I shares, of Oppenheimer Global Real Estate Fund (the “Fund”), at a net asset value per share of $10 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,
OppenheimerFunds, Inc.

By:	/s/ Arthur S. Gabinet
Arthur S. Gabinet
Chief Legal Officer